

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Ran Daniel
Chief Financial Officer
Nano-X Imaging Ltd.
Communication Center
Neve Ilan , Israel 9085000

> **Re: Nano-X Imaging Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **Response Letter Dated February 1, 2023**
> **File No. 001-39461**

Dear Ran Daniel:

We have reviewed your February 1, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment are to comments in our January 18, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
E. Critical Accounting Estimates, page 90

1.   We note your response to comment 2. Regarding the draft disclosures provided, please address the following:
     • Clarify that the amount of goodwill assigned to the AI solutions reporting unit at the interim testing date was $51.2 million and that $14.3 million was recognized as an impairment charged based on the testing results.
     • Expand your discussion of the discounted cash flow model used to estimate the fair value of your AI solutions reporting unit to state when you have assumed that the business will be generating material revenues, gross profit and positive operating

cash flows to support the remaining $36.9 million of goodwill as of December 31, 2022.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services